Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2024 RESULTS
Reports nine straight quarters of industry-leading growth
Reaffirms industry-leading 2024 financial guidance

More Canadians continue to choose Rogers over any other carrier
•124,000 postpaid mobile phone and retail Internet net adds
•Postpaid mobile phone net adds of 98,000, up 3,000
•Retail Internet net adds of 26,000, up 12,000

Delivers industry-leading growth in Cable and Wireless
•Total service revenue up 31%; adjusted EBITDA up 34%
•Wireless service revenue and adjusted EBITDA up 9%
◦Wireless blended ARPU up 1%; up 3% on a pro forma basis (for Shaw Mobile)
•Cable service revenue up 94%; adjusted EBITDA up 97%

Exceeding Shaw merger commitments
•$1 billion annualized synergy savings achieved - one year ahead of schedule
•Industry-leading Cable margins of 56%
•Debt leverage ratio at 4.7 times; on track to achieve 4.2 times by year-end

Introduces meaningful innovation for Canadians
•First carrier in Canada to complete national live test of 5G network slicing technology
•Announced partnership with CableLabs to introduce "CableLabs North"
•Introduced Rogers 5G Wireless Home Internet service

TORONTO (April 24, 2024) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the first quarter ended March 31, 2024.

"We continued to deliver industry-leading growth in the first quarter, our ninth straight quarter of growth and momentum," said Tony Staffieri, President and CEO. "At the one-year milestone of the Shaw merger, more Canadians continue to choose Rogers than any other carrier and we're one year ahead of our synergy targets. I am proud of our team and I remain confident in our future."

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended March 31
	2024	2023	% Chg

Total revenue	4,901	3,835	28
Total service revenue	4,357	3,314	31
Adjusted EBITDA [1]	2,214	1,651	34
Net income	256	511	(50)
Adjusted net income [1]	540	553	(2)

Diluted earnings per share	$0.46	$1.00	(54)
Adjusted diluted earnings per share [1]	$0.99	$1.09	(9)

Cash provided by operating activities	1,180	453	160
Free cash flow [1]	586	370	58

1    Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q1 2024 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	First Quarter 2024

Strategic Highlights
The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Expanded our cable network to approximately 50,000 new homes passed.
•Expanded Canada's largest and most reliable 5G network to over 40 new communities.
•Completed Canada's first national live trial of 5G network slicing.

Deliver easy to use, reliable products and services
•Launched Rogers 5G Home Internet across our wireless network coverage area.
•Launched our Ignite Self Protect home security solution in Western Canada.
•Automated over 84% of Rogers Business wireless activations.

Be the first choice for Canadians
•Led the industry with 98,000 Wireless postpaid mobile phone net additions.
•Broadcast Canada's first Law & Order original series and premiered at #1 in the country.
•Sportsnet was the most-watched specialty channel in Canada.

Be a strong national company investing in Canada
•Advanced our Shaw Transaction commitments with network investments in Western Canada and growth in our Connected for Success program.
•Launched our official telecommunications partnership with the Professional Women's Hockey League.
•Improved wireless coverage on new sections of Highway 16 in British Columbia.

Be the growth leader in our industry
•Grew total service revenue by 31% and adjusted EBITDA by 34%.
•Reported industry-leading growth in our Wireless and Cable operations.
•Completed $1 billion of Shaw Transaction synergy targets one year ahead of schedule.

Rogers Communications Inc.	2	First Quarter 2024

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 28% and 31%, respectively, this quarter, driven by revenue growth in our Cable and Wireless businesses.

Wireless service revenue increased by 9% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the Shaw Transaction. Wireless equipment revenue increased by 4%, primarily as a result of a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 94% this quarter as a result of the Shaw Transaction.

Media revenue decreased by 5% this quarter primarily as a result of lower subscriber revenue, including due to a negotiation of certain content rates last year, and lower Today's Shopping Choice revenue, partially offset by higher advertising revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 34% this quarter and our adjusted EBITDA margin increased by 210 basis points, as a result of improving synergies and efficiencies.

Wireless adjusted EBITDA increased by 9%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 64.3%.

Cable adjusted EBITDA increased by 97% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 56.2%.

Media adjusted EBITDA decreased by $65 million, or 171%, this quarter primarily due to lower revenue as discussed above, higher programming and production costs as a result of the timing of broadcasts, and higher Toronto Blue Jays expenses, including player payroll, as a result of the timing of games played.

Net income and adjusted net income
Net income decreased by 50% and adjusted net income decreased by 2% this quarter, primarily as a result of higher depreciation and amortization associated with assets acquired through the Shaw Transaction and higher finance costs, partially offset by higher adjusted EBITDA. Net income was also impacted by higher restructuring, acquisition and other costs.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,180 million (2023 - $453 million); the increase is primarily a result of higher adjusted EBITDA, partially offset by higher interest paid. We also generated free cash flow of $586 million (2023 - $370 million), up 58% as a result of higher adjusted EBITDA, partially offset by higher interest on long-term debt and higher capital expenditures.

As at March 31, 2024, we had $4.6 billion of available liquidity2 (December 31, 2023 - $5.9 billion), consisting of $0.8 billion in cash and cash equivalents and $3.8 billion available under our bank credit and other facilities.

Our debt leverage ratio2 as at March 31, 2024 was 4.7 (December 31, 2023 - 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023).

We also returned $265 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 23, 2024.

2 Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q1 2024 MD&A for more information about this measure, available at www.sedarplus.ca. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q1 2024 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	3	First Quarter 2024

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2024, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our First Quarter 2024 Interim Condensed Consolidated Financial Statements (First Quarter 2024 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our First Quarter 2024 MD&A; our 2023 Annual MD&A; our 2023 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2023 Annual MD&A. References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at April 23, 2024 and was approved by RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2024, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	4	First Quarter 2024

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg

Revenue
Wireless	2,528	2,346	8
Cable	1,959	1,017	93
Media	479	505	(5)
Corporate items and intercompany eliminations	(65)	(33)	97
Revenue	4,901	3,835	28
Total service revenue [1]	4,357	3,314	31

Adjusted EBITDA
Wireless	1,284	1,179	9
Cable	1,100	557	97
Media	(103)	(38)	171
Corporate items and intercompany eliminations	(67)	(47)	43
Adjusted EBITDA	2,214	1,651	34
Adjusted EBITDA margin [2]	45.2%	43.1%	2.1	pts

Net income	256	511	(50)
Basic earnings per share	$0.48	$1.01	(52)
Diluted earnings per share	$0.46	$1.00	(54)

Adjusted net income [2]	540	553	(2)
Adjusted basic earnings per share [2]	$1.02	$1.10	(7)
Adjusted diluted earnings per share	$0.99	$1.09	(9)

Capital expenditures	1,058	892	19
Cash provided by operating activities	1,180	453	160
Free cash flow	586	370	58
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q1 2024 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	5	First Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2024	2023	% Chg

Revenue
Service revenue	1,996	1,836	9
Equipment revenue	532	510	4
Revenue	2,528	2,346	8

Operating costs
Cost of equipment	539	508	6
Other operating costs	705	659	7
Operating costs	1,244	1,167	7

Adjusted EBITDA	1,284	1,179	9

Adjusted EBITDA margin [1]	64.3%	64.2%	0.1	pts
Capital expenditures	404	452	(11)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg

Postpaid mobile phone [2]
Gross additions	443	318	125
Net additions	98	95	3
Total postpaid mobile phone subscribers [3]	10,486	9,487	999
Churn (monthly)	1.10%	0.79%	0.31	pts
Prepaid mobile phone [4]
Gross additions	84	217	(133)
Net losses	(37)	(8)	(29)
Total prepaid mobile phone subscribers [3]	1,018	1,247	(229)
Churn (monthly)	3.90%	5.96%	(2.06	pts)
Mobile phone ARPU (monthly) [5]	$58.06	$57.26	$0.80
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.
3    As at end of period.
4    Effective January 1, 2024, and on a prospective basis we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 9% increase in service revenue this quarter was primarily a result of:
•the cumulative impact of growth in our mobile phone subscriber base over the past year; and
•the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The increase in mobile phone ARPU this quarter was primarily associated with the changes in subscribers.

The continued significant postpaid gross and net additions this quarter were a result of sales execution in a growing Canadian market.

Rogers Communications Inc.	6	First Quarter 2024

Equipment revenue
The 4% increase in equipment revenue this quarter was primarily as a result of:
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•lower device upgrades by existing customers.

Operating costs
Cost of equipment
The 6% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
The 7% increase in other operating costs this quarter was primarily a result of:
•higher costs associated with the increased revenue and subscriber additions including commissions and costs associated with our expanded network; and
•investments made in customer service.

Adjusted EBITDA
The 9% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	First Quarter 2024

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2024	2023	% Chg

Revenue
Service revenue	1,947	1,006	94
Equipment revenue	12	11	9
Revenue	1,959	1,017	93

Operating costs	859	460	87

Adjusted EBITDA	1,100	557	97

Adjusted EBITDA margin	56.2%	54.8%	1.4	pts
Capital expenditures	480	319	50

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2024	2023	Chg

Homes passed [2]	9,992	4,829	5,163
Customer relationships
Net additions	7	1	6
Total customer relationships [2]	4,643	2,591	2,052
ARPA (monthly) [3]	$140.10	$129.58	$10.52

Penetration [2]	46.5%	53.7%	(7.2	pts)

Retail Internet
Net additions	26	14	12
Total retail Internet subscribers [2]	4,188	2,298	1,890
Video
Net losses	(27)	(8)	(19)
Total Video subscribers [2]	2,724	1,517	1,207
Smart Home Monitoring
Net losses	(1)	(5)	4
Total Smart Home Monitoring subscribers [2]	88	96	(8)
Home Phone
Net losses	(35)	(13)	(22)
Total Home Phone subscribers [2]	1,594	823	771
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 94% increase in service revenue this quarter was a result of:
•revenue related to our acquisition of Shaw, which contributed approximately $1 billion for the quarter; partially offset by
•continued increased competitive promotional activity; and
•declines in our Home Phone, Smart Home Monitoring, and Satellite subscriber bases.

The higher ARPA this quarter was primarily a result of the acquisition of Shaw.

Rogers Communications Inc.	8	First Quarter 2024

Operating costs
The 87% increase in operating costs this quarter was primarily a result of:
•our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
•investments in customer service.

Adjusted EBITDA
The 97% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2024

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2024	2023	% Chg

Revenue	479	505	(5)
Operating costs	582	543	7

Adjusted EBITDA	(103)	(38)	171

Adjusted EBITDA margin	(21.5)%	(7.5)%	(14.0	pts)
Capital expenditures	120	61	97

Revenue
The 5% decrease in revenue this quarter was a result of:
•lower subscriber revenue due to the negotiation of certain content rates in the prior year; and
•lower Today's Shopping Choice revenue; partially offset by
•higher advertising revenue.

Operating costs
The 7% increase in operating costs this quarter was a result of:
•higher programming and production costs as a result of the timing of broadcasts; and
•higher Toronto Blue Jays expenses, including players payroll as a result of the timing of games played; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	First Quarter 2024

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2024	2023	% Chg

Wireless	404	452	(11)
Cable	480	319	50
Media	120	61	97
Corporate	54	60	(10)

Capital expenditures [1]	1,058	892	19

Capital intensity [2]	21.6%	23.3%	(1.7	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again plan to spend more on our wireless and wireline networks this year than we have in the past several years. We continue to roll out our 5G network (the largest 5G network in Canada as at March 31, 2024) across the country, as we work toward our commitment to expand coverage across Western Canada. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decrease in capital expenditures in Wireless this quarter was due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter reflects our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity
Capital intensity decreased in the quarter as the increase in capital expenditure investments, as noted above, was partially offset by higher revenue.

Rogers Communications Inc.	11	First Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Adjusted EBITDA	2,214	1,651	34
Deduct (add):
Depreciation and amortization	1,149	631	82
Restructuring, acquisition and other	142	55	158
Finance costs	580	296	96
Other expense (income)	8	(27)	n/m
Income tax expense	79	185	(57)

Net income	256	511	(50)
n/m - not meaningful

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Depreciation of property, plant and equipment	906	557	63
Depreciation of right-of-use assets	110	68	62
Amortization	133	6	n/m

Total depreciation and amortization	1,149	631	82

Total depreciation and amortization increased this quarter, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended March 31
(In millions of dollars)	2024	2023

Restructuring and other	112	22
Shaw Transaction-related costs	30	33

Total restructuring, acquisition and other	142	55

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with a voluntary departure program in 2024. These costs also included costs related to real estate rationalization programs.

Rogers Communications Inc.	12	First Quarter 2024

Finance costs

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Total interest on borrowings [1]	508	393	29
Interest earned on restricted cash and cash equivalents	—	(146)	(100)

Interest on borrowings, net	508	247	106
Interest on lease liabilities	35	23	52
Interest on post-employment benefits	(2)	(2)	—
Loss on foreign exchange	109	14	n/m
Change in fair value of derivative instruments	(98)	(11)	n/m
Capitalized interest	(12)	(8)	50
Deferred transaction costs and other	40	33	21

Total finance costs	580	296	96
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 106% increase in net interest on borrowings this quarter was primarily a result of:
•a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction on April 3, 2023;
•interest expense associated with senior notes issued in September 2023 and February 2024;
•interest expense associated with the borrowings under the term loan facility used to partially fund the Shaw Transaction; and
•interest expense associated with the long-term debt assumed through the Shaw Transaction; partially offset by
•the repayment at maturity of senior notes in March 2023, October 2023, November 2023, January 2024, and March 2024 at different underlying interest rates.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2024	2023

Statutory income tax rate	26.2%	26.5%
Income before income tax expense	335	696
Computed income tax expense	88	184
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(6)	6
Non-taxable portion of equity income	—	(4)
Non-taxable income from security investments	—	(3)
Other items	(3)	2

Total income tax expense	79	185

Effective income tax rate	23.6%	26.6%
Cash income taxes paid	74	150

Cash income taxes paid decreased this quarter due to the timing of installment payments. The decrease in our statutory income tax rate this quarter was a result of a greater portion of our income being earned in provinces with lower income tax rates.

Rogers Communications Inc.	13	First Quarter 2024

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2024	2023	% Chg

Net income	256	511	(50)
Basic earnings per share	$0.48	$1.01	(52)
Diluted earnings per share	$0.46	$1.00	(54)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2024	2023	% Chg

Adjusted EBITDA	2,214	1,651	34
Deduct:
Depreciation and amortization [1]	907	631	44
Finance costs	580	296	96
Other income (expense)	8	(27)	n/m
Income tax expense [2]	179	198	(10)

Adjusted net income [1]	540	553	(2)

Adjusted basic earnings per share	$1.02	$1.10	(7)
Adjusted diluted earnings per share	$0.99	$1.09	(9)
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three months ended March 31, 2024 of $242 million (2023 - nil). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Income tax expense excludes recoveries of $100 million (2023 - recoveries of $13 million) for the three months ended March 31, 2024 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	First Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2024	2023

Net income	256	511
Add:
Income tax expense	79	185
Finance costs	580	296
Depreciation and amortization	1,149	631
EBITDA	2,064	1,623
Add (deduct):
Other expense (income)	8	(27)
Restructuring, acquisition and other	142	55

Adjusted EBITDA	2,214	1,651
Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2024	2023

Net income	256	511
Add (deduct):
Restructuring, acquisition and other	142	55
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	242	—
Income tax impact of above items	(100)	(13)

Adjusted net income	540	553

Rogers Communications Inc.	15	First Quarter 2024

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2024	2023

Cash provided by operating activities	1,180	453
Add (deduct):
Capital expenditures	(1,058)	(892)
Interest on borrowings, net and capitalized interest	(496)	(239)
Interest paid, net	555	323
Restructuring, acquisition and other	142	55
Program rights amortization	(16)	(18)
Change in net operating assets and liabilities	289	704
Other adjustments [1]	(10)	(16)

Free cash flow	586	370
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	16	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2024	2023

Revenue	4,901	3,835

Operating expenses:
Operating costs	2,687	2,184
Depreciation and amortization	1,149	631
Restructuring, acquisition and other	142	55
Finance costs	580	296
Other expense (income)	8	(27)

Income before income tax expense	335	696
Income tax expense	79	185

Net income for the period	256	511

Earnings per share:
Basic	$0.48	$1.01
Diluted	$0.46	$1.00

Rogers Communications Inc.	17	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2024	2023

Assets
Current assets:
Cash and cash equivalents	764	800
Accounts receivable	4,810	4,996
Inventories	506	456
Current portion of contract assets	170	163
Other current assets	1,121	1,202
Current portion of derivative instruments	99	80
Assets held for sale	137	137
Total current assets	7,607	7,834

Property, plant and equipment	24,530	24,332
Intangible assets	17,768	17,896
Investments	603	598
Derivative instruments	794	571
Financing receivables	1,075	1,101
Other long-term assets	759	670
Goodwill	16,280	16,280

Total assets	69,416	69,282

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	3,066	1,750
Accounts payable and accrued liabilities	3,780	4,221
Other current liabilities	351	434
Contract liabilities	845	773
Current portion of long-term debt	1,355	1,100
Current portion of lease liabilities	531	504
Total current liabilities	9,928	8,782

Provisions	62	54
Long-term debt	38,965	39,755
Lease liabilities	2,136	2,089
Other long-term liabilities	1,378	1,783
Deferred tax liabilities	6,338	6,379
Total liabilities	58,807	58,842

Shareholders' equity	10,609	10,440

Total liabilities and shareholders' equity	69,416	69,282

Rogers Communications Inc.	18	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2024	2023
Operating activities:
Net income for the period	256	511
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,149	631
Program rights amortization	16	18
Finance costs	580	296
Income tax expense	79	185
Post-employment benefits contributions, net of expense	15	(2)
Income from associates and joint ventures	(1)	(14)
Other	4	5
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,098	1,630
Change in net operating assets and liabilities	(289)	(704)
Income taxes paid	(74)	(150)
Interest paid	(555)	(323)

Cash provided by operating activities	1,180	453

Investing activities:
Capital expenditures	(1,058)	(892)
Additions to program rights	(13)	(25)
Changes in non-cash working capital related to capital expenditures and intangible assets	87	(38)
Acquisitions and other strategic transactions, net of cash acquired	(95)	—
Other	13	9

Cash used in investing activities	(1,066)	(946)

Financing activities:
Net proceeds received from short-term borrowings	1,304	1,342
Net repayment of long-term debt	(1,108)	(388)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(2)	227
Transaction costs incurred	(42)	(264)
Principal payments of lease liabilities	(112)	(81)
Dividends paid	(190)	(253)

Cash (used in) provided by financing activities	(150)	583

Change in cash and cash equivalents and restricted cash and cash equivalents	(36)	90
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	800	13,300

Cash and cash equivalents and restricted cash and cash equivalents, end of period	764	13,390

Cash and cash equivalents	764	553
Restricted cash and cash equivalents	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period	764	13,390

Rogers Communications Inc.	19	First Quarter 2024

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2023 Annual MD&A.

Rogers Communications Inc.	20	First Quarter 2024

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2023 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2024 results teleconference with the investment community will be held on:
•April 24, 2024
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	21	First Quarter 2024